Exhibit 99.1

Perion, Mediamark and McSorely Media Launch Exclusive AI
Advertising Partnership Across Africa

Partnership brings Outmax's AI capabilities to African markets, adding a new distribution channel in a high-growth digital advertising market, while delivering performance, transparency and measurable results to agencies and brands across the continent

New York – April 23, 2026 – Perion Network Ltd. (NASDAQ and TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today announced an exclusive partnership with McSorely Media, together with joint venture partner Mediamark, leading media companies operating across Africa, to deploy Outmax, Perion's AI-native execution agent, into the region. The agreement expands Perion's commercial footprint, creates a new recurring revenue channel, while bringing outcome-driven, transparent AI execution to African agencies.

Africa's programmatic advertising market is at an inflection point. According to ResearchAndMarkets1, digital ad spend across the continent is forecast to reach $6.5 billion by 2029, growing at a CAGR of 15.3% through the end of the decade, nearly double the pace of the prior five years. Yet despite this trajectory, the infrastructure to convert that spend into measurable, optimized outcomes remains nascent. The convergence of accelerating digital investment and underleveraged execution capability represents a significant commercial opportunity for Perion to capture value, particularly through AI-driven execution solutions like Outmax.

1 https://www.researchandmarkets.com/reports/6217871/africa-digital-ad-spend-market-size-and-forecast

Outmax is an AI agent designed to increase advertiser efficiency and performance by applying algorithmic intelligence to optimize against brand-defined business outcomes rather than platform-standard KPIs.

Through McSorely Media and Mediamark's combined agency footprint across the continent, the partnership delivers a unified solution, combining Outmax's real-time AI optimization with Perion's programmatic digital out-of-home capabilities, accelerating market penetration.

Early deployments in South Africa are already delivering results. A campaign for high end niche fashion brand Wepner, executed through Mediamark and powered by Outmax, achieved a 96% video completion rate on YouTube, exceeding benchmark by six points, alongside a 27% reduction in carbon intensity and a 7.65% engagement rate. The campaign drove an astounding 3.7m views onto the Wepner Instagram page.  This demonstrated Outmax's ability to drive measurable performance and efficiency gains for South African advertisers ahead of broader continental rollout, and underscores Outmax’s ability to drive both performance and sustainability outcomes, reinforcing its value proposition for large scale budget allocations.

"This partnership gives us a scalable channel into one of the fastest-growing digital advertising markets in the world — and does so through partners with unmatched agency reach across the continent" said Tal Jacobson, CEO of Perion. "As African advertisers increasingly demand outcome-driven execution, Outmax is built to deliver exactly that."

Terry Paterson, CEO, McSorely Media, said: “African brands and agencies now have access to Perion One, a platform-agnostic, AI-driven execution layer across programmatic and Digital-out-of-home. Through our joint venture with Mediamark, we’re bringing a more orchestrated and accountable approach to performance in the African market.”

Wayne Bischoff, CEO, Mediamark, added: “Perion’s Outmax introduces a differentiated capability not currently available in Africa. Being first to market through our partnership with McSorely Media gives us a clear competitive advantage - and we intend to move quickly.”

About Perion Network Ltd.
Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company’s proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.
For more information, visit www.perion.com

About McSorely Media
Grounded in Africa’s diversity and experience - with over a decade of industry service, experiences, and being a part of the daily evolution. McSorely Media brings together international and domestic perspectives from the people to the people by joining platforms, and technology to deliver real, measurable results.
Agnostic by Design. Verified by Results.

About Mediamark
Mediamark is Africa’s leading digital and audio advertising solutions company, representing premium media brands and advanced adtech solutions.
We connect advertisers to highly engaged audiences and turn that attention into measurable, outcome-driven results through data, technology, and trusted media environments.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com